SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

STELLENT, INC.

(Name of Subject Company)

STELLENT, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

85856W 10 5

(CUSIP Number of Class of Securities)

Robert F. Olson

President and Chief Executive Officer

7500 Flying Cloud Drive, Suite 500

Eden Prairie, Minnesota 55344

(952) 903-2000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Gordon S. Weber	William Kelly
Michael A. Stanchfield	Samuel Kelso
Faegre & Benson LLP	Davis Polk & Wardwell
2200 Wells Fargo Center	600 El Camino Real
90 South Seventh Street	Menlo Park, California 94025
Minneapolis, Minnesota 55402	(650) 752-2000
(612) 766-7000

☒ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Oracle and Stellent Acquisition Announcement November 2, 2006

 THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF STELLENT'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, STELLENT SHAREHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, STELLENT STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE. This presentation is intended to outline our general product direction.  It is intended for information purposes only, and may not be incorporated into any contract.   It is not a commitment to deliver any material, code, or functionality, and should not be relied upon in making purchasing decision.  The development, release, and timing of any features or functionality described for Oracle’s products remains at the sole discretion of Oracle. The development, release, and timing of any features or functionality described for Stellent’s products remains at the sole discretion of Stellent.

What We Are Announcing Oracle has agreed to acquire Stellent Cash tender offer of $13.50 per share Approximately $440 million in the aggregate Transaction expected to close in December 2006 or early 2007 About Stellent Leading provider of Enterprise Content Management Solutions Public company with trailing twelve month revenues in excess of $130m Headquarters in Eden Prairie, Minn. 575 employees worldwide; 4,700+ customers worldwide Accelerates Oracle’s Product Strategy Content Management is a strategic focus for Oracle Stellent brings best-of-breed content management products Complements Oracle’s Database, Middleware, Applications

Enterprise Content Management

Enterprise Content Management Enterprise Content is Growing Rapidly Various Forms: Documents, e-mail, voicemail, digital media Various Repositories: File servers, DBMSs, PCs, mail servers Difficult to find, share, secure, manage this information Regulatory requirements escalating cost of management Enterprise Content Needs to be Managed Create: create & capture documents Manage: store, version, index, manage documents Publish: publish to Web, view, search documents Distribute Securely: cleanse, filter, manage digital rights Retain for Compliance: declare, classify, archive, retain While Integrating with Existing Applications, databases, Web sites, portals, processes

Enterprise Content Management Automate Process of Managing Content across Lifecycle Publish Retain Filter Search Create Capture Version Index Cleanse Archive

Strategic Importance to Oracle

- **Content Management is Attractive Market Segment**
  - Market segment estimated at $3.6B in 2006; 13%+ annual growth
  - Rapid proliferation of documents and digital assets
  - Rapid escalation in costs due to regulatory compliance
- **Complements Oracle's Existing Strengths**
  - Extends Oracle's position in information management to content management
  - Extends Oracle Fusion Middleware for secure content publishing and distribution
  - Integrates with Oracle's applications to capture ERP documents and drive document-centric business processes
- **Why Now?**
  - Most organizations have fragmented content strategy
  - Customers re-thinking enterprise-wide content management strategy

ORACLE
7

Why Stellent? Comprehensive & Integrated Product Suite Capture: Document capture, filtering, cleansing Manage: Enterprise Document Management Publish: Multi-Site Web Content Management Distribute: Digital Rights and Digital Asset Management Retain: Records Management Integrated on a unified, industry standard architecture Leading Best-of-Breed Product Suite Rated as leader by Gartner, Forrester, IDC Integrates with Oracle technology & applications Successfully implemented at over 4,700 global customers Experienced Global Organization Highly skilled & experienced product development team Global sales expertise, strong services & support capability Excellent support & adoption by Global System Integrators

Stellent Product Offering

Comprehensive Product Portfolio Universal Content Management Unified enterprise content management platform with service-based java architecture Document Management, Records Management, Web Content Management, Digital Asset Management, Information Rights Management, and Collaboration Management Universal Records Management Enterprise records/retention management platform Central policy engine with local records, physical records, and agent API for distributed agents Supports repositories and applications in-place or can move content Information Rights Management Rights management platform that provides encryption and key management Extends security, control, and retention policies to content beyond managed environments Supports desktop documents, e-mail, HTML and Web applications and interfaces Imaging/Business Process Management Platform for building imaging applications Integrations with JD Edwards, PeopleSoft, Oracle Governance, Risk, and Compliance Sarbanes-Oxley Solution Common platform for delivering multiple compliance and risk management initiatives

Unified Product Architecture Content Services Repository Services Document Mgmt. Web Content Mgmt. Records & Retention Mgmt. Digital Asset Mgmt. Business Process Mgmt. Common GUI and APIs Content-centric applications and Web sites Information Rights Management Distinctive unified architecture Enables successful deployment of composite applications with low cost of ownership Service-based architecture Enables integrations, customizations, and enterprise-wide deployments Product strengths Multi-site management, financial compliance applications, records and retention management

Best-of-Breed Product Suite Gartner 2006 Magic Quadrant for Enterprise Content Management Forrester’s 2005 Enterprise Content Management Suites Wave Gartner 2006 ECM Magic Quadrant

Stellent Web Content Management Customer Value Proposition Create & manage multiple intranet and extranet sites Centrally control branding, look and security Maintain consistency of information While distributing process of creating & publishing information Sample Applications Multi-site management with distributed site design Internet site with localized international versions Corporate organization with franchisee Web sites Company or division intranet or extranet sitesCustomer Benefits Reduce Web development costs Enable Web content accuracy and quality Manage multiple sites with consistent brand

Stellent Document Management Customer Value Proposition Deployment of content-enabled applications Workgroup and enterprise-wide document-oriented collaboration User work in the tools they prefer Automatic conversions of most popular formats Sample Applications Workflow expense reports, invoice processing, document approval routing Policy and procedure management for regulatory mandates, such as JCAHO ISO 9001 documentation management Web-enabled call center resources Creation and distribution of training information Customer Benefits Provide productivity and control to the users to manage documents in networked environment Use a single platform for supporting all facets of ECM from creation to retention Reduce storage and processing costs for managing document repositories

Stellent Business Process Management Customer Value PropositionAutomates image-based workflows all the way from capture to approvals and retention Support high volume imaging applications Deep integration with ERP applications Sample Applications Accounts payable processing Accounts receivables Travel and entertainment Customer Benefits Integrate paper-based processing into automated workflows Integrate paper-based workflows with Oracle/PeopleSoft/JD Edwards applications Manage and retain paper-based documents along with electronic documents in a single platform

Stellent Digital Asset Management

- **Customer Value Proposition**
  - Search and quickly identify files via thumbnails
  - Automatically creates renditions, reducing manual steps
  - Storyboards and closed caption allow immediate viewing of specific video scenes
- **Sample Applications**
  - Management of training materials
  - Geographic Image System (GIS) integrations
  - Management of medical images
  - Product image database
  - Digital image library
  - Digitization of archival images
- **Customer Benefits**
  - Intuitive and productive user environment dealing with image-based documents
  - Much better automation, change control and consistency over multiple renditions


STELLENT
STELLENT
CONTENT MANAGEMENT SOLUTIONS
Ancient Mediterranean
European

ORACLE
16

Stellent Records Management Customer Value PropositionControl what happens to content over time Apply and manage legal holds Enable systematic content reviews Apply additional security layer—including classified security Audit and report on all activity that impacts content Sample Applications Discovery Preparedness Central catalog of content Apply legal holds centrally Model warehouse space Barcoding Library services Customer Benefits Reduce risk by eliminating unneeded content Compliance automation for regulations and laws

Stellent Information Rights Mgmt. Customer Value PropositionPolicy driven security and lifecycle management regardless of content locationCentralized revocation of access rights Auditing of online and offline usage of content Sample Applications Board of Directors communications Mergers and Acquisitions activities Intellectual property protection Enterprise Information Rights Management infrastructure Customer Benefits Minimal impact to end users Utilize native applications Centralized, policy driven control

Governance, Risk and Compliance Customer Value PropositionIdentify corporate risk factors Build and maintain controls to manage risk Implement processes to achieve regulatory compliance Sample Applications Sarbanes-Oxley compliance Policies and Procedures Portal Enterprise Risk Management Customer Benefits Centralize management of all governance, risk and compliance activities Consistent, repeatable execution of processes Visibility of compliance information across the enterprise

Customer Success

Stellent Customers Manufacturing OEM Health Care / Insurance Consumer / Media Aerospace / Transportation High Tech / Telecom Banking / Finance Government / Education   Stellent has 4,153 ECM customers and 549 OEM customers

Customer Case Studies Large Movie Picture Studio One of the world’s largest media companies Huge portfolio of digital assets & Web content Strong need to coordinate site creation with movie releases Customer Challenge Managing documents associated with movie creation Managing digital assets associated corporate brand image Delivering digital media via studio and individual movie Web sites Enabling marketing & legal departments to share documents Solution Stellent Web Content Management Customer Benefits Lower costs, better information, faster site creation

Customer Case Studies Federal Government Organization One of the world’s largest government organizations Annual budget of over $90 Billion USD Manages extremely large volumes of content Customer Challenge Implement enterprise infrastructure for managing content across projects and departments Provide information to end users via portals and Web sites Implement government guidelines for retaining and destroying information Solution Stellent Universal Content Management Customer Benefits Lower costs through unified platform, ease of implementation

Customer Case Studies Regional Government Organization Regional government entity in bi-lingual environment High volume of regulated content Multiple departments interacting with content subject to government policies Customer Challenge Consistently manage documents across departments Centrally create and manage policies related to document retention Bring records management to a large and diverse user base Attain correct policy classification of content with content contributors who may not be certified records managers Solution Stellent Document Management and Stellent Records Management Customer Benefits Lower costs, centralized policy management, ease of end-user adoption

Customer Case Studies Large US Based Insurance Company A leading U.S. personal lines property/casualty company Large network of insurance agents Customer Challenge Improve public affairs communication method with agents and employees Eliminate bottlenecks related to the publishing of content to multiple Web sites Reuse corporate documents as Web content Synchronized delivery of content to multiple host locations to meet comprehensive disaster recovery policies Solution Stellent Web Content Management Customer Benefits Lower costs, robust WCM Infrastructure, improved communications, better information

Customer Case Studies Multi-National Telco Company One of the world’s largest wireless phone companies Highly competitive market Needs to securely share information between employees and with partners Customer Challenge Secure all content regardless of location Maintain control and audit ability of intellectual property both inside and outside of the company Ability to manage content lifecycle and only provide access to critical corporate information when appropriate Solution Stellent Information Rights Management Customer Benefits Centralized policy driven rights management system, robust auditing, ease of use and implementation

Customer Case Studies Consumer Packaged Goods Company One of the largest beverage companies in the world Creates and maintains one of the worlds most valuable brands through multiple channels Crucial that brand is effectively managed with multiple bottling relationships Customer Challenge Effectively manage all brand related content Distribute updates brand to partners and employees Multi-channel brand management Managing multiple Web sites Corporate Knowledge Management Solution Stellent Universal Content Management Customer Benefits Unified Web content, digital asset and document management

Customer Case Studies Large Telco Company Provides home telephone service, internet access, satellite TV service, and mobile phone service Multiple divisions under a single holding company Supports customers using multiple products from different divisions Customer Challenge Implement a call center knowledge repository to enable effective communication throughout the four divisions Reduce call center time to respond Create central repository of customer service requests Integrate with multiple existing call center applications Effectively manage support documentation in bi-lingual environment Solution Stellent Document Management Customer Benefits Reduce cost, enhanced communications, improved efficiency

Oracle & Stellent

Expected Customer & Partner Benefits Stellent Customers Increased R&D investment in Stellent products Tighter integration with Oracle technology & applications Access to Oracle’s Global Sales, Support, Services organizations Oracle Customers Best-of-breed Enterprise Content Management suite Complements Oracle Content DB, Middleware, Applications Access to Stellent expertise, Sales and Services resources Oracle & Stellent Partners ISVs: Broader opportunities to embed technology SIs: Strategic partner for broad content management suite VARs: Expanded opportunities for value-added solutions

Next StepsPublic Announcement November 2, 2006 Communicate with all Stakeholders Press & Analyst Briefings: Week of Nov 13, 2006 Customer Briefings: Week of Nov 13, 2006 Complete Transaction Obtain required approvals and satisfy conditions to closing Expect to close in December 2006 or early 2007 More information can be found at: www.Oracle.com/Stellent or www.Stellent.com

Oracle

  Stellent

Overview and Frequently Asked Questions

OVERVIEW

Oracle to Acquire Stellent:  Accelerates Enterprise Content Management Strategy with Industry Leading Products

On November 2, 2006, Oracle announced that it has agreed to acquire Stellent Inc. (NASDAQ:  STEL), a global provider of enterprise content management (ECM) solutions, through a cash tender offer for $13.50 per share, or approximately $440 million. The transaction is subject to customary conditions and is expected to close by the end of the year or early 2007. Until such time, Stellent and Oracle will continue to operate independently.

Headquartered in Eden Prairie, Minnesota, Stellent has 575 employees worldwide and is a leading provider of ECM solutions. Stellent is a public company with trailing twelve month revenues in excess of $130m and over 4,700 customers worldwide. Built on industry standards, Stellent’s best-of-breed ECM solutions encompass Document and Records Management, Web Content Management, Digital Asset Management, Imaging and Business Process Management, Information Rights Management, and Risk and Compliance. Stellent’s products are rated as a leader by independent technology analysts firms including Gartner Group, Forrester Research, and IDC and have won a number of awards from leading technology and developer publications.

The volume of Enterprise Content is growing rapidly with documents, e-mail, voice mail, digital media, and business critical information of various kinds scattered in multiple repositories – file servers, database servers, personal computers, mail systems across an Enterprise. This makes it difficult for users to find the information they need, to publish and share it efficiently with others, and to secure and manage this information. Further, regulatory and compliance requirements now require organizations to archive and retain this information.

Stellent’s Enterprise Content Management solution provides an organization a comprehensive suite of solutions to manage content across its entire lifecycle. It enables users to create and capture documents; to manage these documents with facilities to store, version, index, and manage them; to publish them to Corporate Intranets, the Internet, and Enterprise Portals allowing users to easily work with other people and to enable users to find the information they need; to distribute documents securely with facilities to cleanse, filter, and manage digital rights; and finally to retain documents for compliance with the ability to declare document retention policies, to classify documents, and to archive and retain necessary documents.

The acquisition of Stellent will complement and extend Oracle’s existing content management solution portfolio. Oracle Content Database enables enterprises to store and centrally manage unstructured content in Oracle Databases. Customers can publish enterprise content to the Internet and manage it using Stellent Web Content Management and Oracle Fusion Middleware’s Portal and Web Center solutions. Stellent’s solutions also integrate with Oracle’s Applications suites to allow business critical documents from an Enterprise Application Suite (ERP or CRM) and a company’s enterprise business processes to be managed using Stellent’s ECM Solutions.

This acquisition is expected to further accelerate Oracle’s entry into Enterprise Content Management– an opportunity that is estimated at  $3.6 Billion in 2006 and growing at 13%+ annually – with a best-of-breed product suite. Further, it should accelerate the integration of Stellent’s ECM solutions with Oracle Database, Oracle Fusion Middleware, Collaboration Suite, and Oracle Applications. In addition, Oracle and Stellent will be able to offer customers innovative new solutions to address their web content management and compliance requirements. The combination of Oracle and Stellent is expected to offer customers secure, reliable, and highly scalable content management solutions that meet the day-to-day needs of all users across the enterprise, while also delivering sophisticated ECM capabilities to professional users.

CUSTOMER BENEFITS

The proposed combination is expected to provide customers with the following benefits after closing:

•                  Increase Productivity: Users should be able to more easily create, store, share, update, search, protect and ultimately destroy of documents, spreadsheets, presentations and other forms of rich media.

•                  Enable Compliance:  Protect your business with effective compliance solution that delivers a consistent set of policies and procedures implemented throughout the enterprise.

•                  Reduce Risk: Control and manage large volumes of unstructured content in a single, authoritative repository, which will help legal discovery processes and reduce risk of data theft and loss.

•                  Lower Costs:  Is planned to Facilitate for true enterprise-wide adoption at low cost, built on the industry’s leading database using existing IT infrastructure and development skills.

•                  Backed by a single global vendor:  Customers will benefit from Oracle’s global 24x7 distribution and support network, with the backing of 7,000 support service personnel, 14,000 software developers, and access to more than 17,700 partners.

•                  Protection of investments:  Customers’ investments in Stellent solutions are expected to be supported and protected by Oracle.

PARTNER BENEFITS

The proposed combination of Oracle and Stellent is expected to provide partners with the following benefits after closing:

•                  Work with a single vendor to address customer needs for enterprise content management solutions, applications, and infrastructure software:  Oracle partners are expected to benefit from Stellent’s best-in-class solutions for enterprise content management. Stellent partners are expected to benefit from Oracle’s worldwide resources and partner ecosystem, as well as preserve their investments and experience with Stellent products. Both companies’ partners are expected to benefit from the complementary solutions that provide an opportunity to increase business value and drive down cost of ownership throughout an integrated, standards-based enterprise software stack.

•                  Expanded opportunity for System Integrator partners: System Integrators specializing in content management should now have the opportunity to provide world-class solutions to customers with an expanded application footprint and strengthened go-to-market capabilities through Oracle’s global sales force.

•                  Continued commitment to support Independent Software Vendor relationships: We plan to broaden existing ISV and developer partnerships and establish new partnerships to complete the combined footprint. We intend to work on developing joint product roadmaps with our customers that include customer-driven requirements. Oracle is committed to helping other enterprise content management ISVs build and deploy their solutions on Oracle’s infrastructure software, including our relational database, middleware, and analytics.

FREQUENTLY ASKED QUESTIONS

Product Overview, Product Roadmap, and Strategy

Q.            What products does Stellent currently develop and support?

A:           Stellent’s enterprise content management (ECM) solutions encompass Document and Records Management, Web Content Management, Information Rights Management, Imaging and Business Process Management, and Risk and Compliance.

Q.            Will this acquisition impact on-going development of Stellent solutions?

A:           Until the closing of the acquisition, Stellent and Oracle remain separate companies. After the closing, Stellent and Oracle plan to provide continuity in roadmap and direction. Oracle plans to support and protect customers’ investments in Stellent applications as an enterprise content management standard for the combined companies. Research and development investments in Stellent solutions are expected to increase after the closing as it will then have the backing of Oracle’s $1.9B R&D budget.

Q.            How compatible are Stellent’s products with Oracle’s products?

A:           Stellent and Oracle share a common focus on the ECM market. Stellent brings a complementary set of solutions, built using industry standards that interoperate with Oracle Database, Oracle Fusion Middleware, and Oracle Applications.

Q.            How compatible are these technologies with Oracle’s?

A:           Oracle is already the most commonly used database to support Stellent’s ECM solutions and both companies’ products are built on industry standards, making them highly interoperable.

Q.            How does Oracle Content Database relate to Stellent’s technology?

A:           Oracle Content Database enables customers to use their Oracle Database as a secure, reliable and scalable central repository to manage their unstructured content instead of storing that content on file servers and desktop computers. In addition to using Oracle Database to manage metadata in Stellent solutions, Stellent plans to offer full support for Oracle Content Database as a content repository.

Q.            How does Stellent fit into Oracle’s overall enterprise software strategy?

A:           Stellent’s solutions fit neatly into Oracle’s overall enterprise software strategy. Oracle Database is already Stellent’s preferred metadata repository and Oracle Content Database is expected to be the preferred content repository. In addition, Oracle Fusion Middleware’s WebCenter and Enterprise Portal solutions are expected to be enhanced by Stellent’s Web Content Management products to create and manage Web sites. Oracle Fusion Middleware’s SOA Suite will work with Stellent’s  Business Process Management to further extend its document workflow capabilities. Stellent’s Governance, Risk and Compliance (GRC) solutions will complement Oracle’s own GRC solutions.

Q.            How does Oracle plan to maintain industry and domain expertise after the closing?

A:           The acquisition of Stellent significantly increases Oracle’s commitment to the ECM market. Stellent’s employees will be an integral part of the ECM business within Oracle for the combined companies.

Customers

Q.            How will Oracle provide for a smooth integration of the two companies after the closing?

A:           Oracle is very focused on customer satisfaction and plans to provide for a smooth transition without customer disruption. Oracle is experienced with integrating companies quickly and efficiently. Oracle will provide dedicated personnel from key functional areas for integration and utilize proven templates and processes for repeatable success in integration. We will communicate regularly throughout this process to keep our customers well informed.

Q.            How is the proposed acquisition expected to benefit Stellent customers?

A.           Stellent customers are expected to benefit from the greater global resources of Oracle, including, for example, increased investment in Stellent products and tighter integration with the Oracle product portfolio. In addition, Stellent customers will have access to Oracle’s global support and consulting organizations after the closing.

Q.            How is the proposed acquisition expected to benefit Oracle customers?

A.           Oracle customers are expected to benefit from an enhanced ECM product portfolio to address their content management challenges. In addition to storing and managing unstructured content in Oracle Database, customers should be able to utilize Stellent’s Web Content Management, Business

Process Management and Governance, Risk and Compliance solutions with Oracle Fusion Middleware and Oracle Applications. Most importantly, Oracle customers will have access to Stellent’s ECM expertise and resources after the closing.

Partners

Q.            How is this acquisition expected to benefit Stellent’s partners?

A.           Partners are essential to Oracle’s economy and growth strategy. Oracle is committed to your success and the satisfaction and retention of your customers. As our current partners know, the foundation for success with Oracle is the Oracle PartnerNetwork (OPN), a worldwide ecosystem of more than 17,700 partners, a management portal, a network of interaction centers for partner support, and a global business program. Through partnership with Oracle, you will have the opportunity to gain access to Oracle’s premier products coupled with education, technical services and highly specialized go-to-market engagement, and support from across all lines of business within Oracle.

Q.            If I am a current Stellent partner and a member of Oracle PartnerNetwork, will my Stellent contracts be honored after the closing?

A.           Yes. To provide for a smooth transition, existing Stellent partner contracts will remain in effect until after the closing, and your existing Stellent contracts for support, professional services, and sales remain the same. As contact information changes, we will communicate these changes through normal channels. As a Stellent partner, Stellent representatives will be reaching out to you to answer any questions you might have. You may also use your current Oracle channels for support for any questions.

Q.            How will Oracle support Stellent partners after the closing, throughout the integration and beyond?

A.           Oracle is deeply committed to your success. The message for Stellent partners today is one of continuity – business as usual. Every effort is being made to provide that, after the closing of the transaction, your business continues uninterrupted through the transitional period. Stellent partners will continue to receive support through their existing contacts until further notice. We will communicate all changes and transitions occurring after the close of the transaction in advance through these familiar channels.

Q.            How do Stellent partners learn more about partnering with Oracle?

A.           The Oracle Partner Network (OPN) portal is your best source of information about partnering with Oracle. To contact an Oracle PartnerNetwork representative directly, please go to partner.oracle.com and click on “Contact Us”. Also, watch the OPN Portal for upcoming partner news and featured training announcements.

Q.            How is this acquisition expected to impact any existing project, deployment, or services engagements?

A.           Stellent and Oracle remain separate companies until the closing of the acquisition. It is not expected that this transaction will impact any existing project, deployment or services engagement.

Business Continuity

Q.            Can I still purchase Stellent products?

A.           Yes, Stellent and Oracle remain separate companies until the closing of the acquisition. Please contact your Stellent sales representative to assist you, or visit www.Stellent.com for contact information.

Q.            Should Stellent customers continue to call the Stellent Support Center?

A.           Yes. Until the closing of the transaction, Stellent continues to operate as a separate business. Stellent customers will continue to receive support and services from Stellent, and should continue to use existing Stellent contacts for support, professional services, and sales to address immediate and ongoing needs. We will communicate all changes and transitions occurring after the close of the transaction well in advance through these familiar channels.

Q.            What is the acquisition integration timeline?

A.           Until the transaction officially closes, we cannot comment on future integration plans, but we will communicate any updates with customers when they become available.  We currently expect the transaction to close in December 2006 or early 2007.

Q.            Should Stellent customers continue to contact their Stellent sales representative?

A.           Yes. Until the closing of the transaction, Stellent continues to operate as a separate business and, until further advised, customers should continue to rely on existing relationships.

Q.            Will training on Stellent products continue?

A.           Yes. Until the closing of the transaction, Stellent continues to operate as a separate business. After the transaction closes, we currently plan to combine the Stellent education program with Oracle University. We want to ensure that our customers’ software provides the best possible service for their organizations, and we know excellent training is critical to reach that goal.

Q.            Will existing Stellent customer contracts be honored after the closing of the transaction?

A.           Yes. Oracle intends to honor the terms and conditions of existing Stellent contracts for all existing license and service projects after the closing. Technical support will continue to be governed by the terms of the Stellent maintenance agreement until the current support term expires. At the first renewal with Oracle, customers’ support services (and not licenses) will be migrated to an Oracle License and Services Agreement (OLSA), which will govern the next support term.   The OLSA will not govern customers’ Stellent license(s).  New orders under existing Stellent contracts may include order specific modifications to meet the requirements of Oracle’s order taking policies

Q.            What happens next?

A.           On November 2, 2006, Oracle announced that it has entered into an agreement with Stellent, a leading global provider of enterprise content management (ECM) solutions, pursuant to which Oracle will commence a tender offer for all of the outstanding shares of common stock (including associated rights to purchase preferred stock) for $13.50 per share in cash, or approximately $440 million in the aggregate, followed by a second-step merger. Oracle expects the transaction to close in December 2006 or early 2007, subject to a number of conditions, including the receipt of regulatory and other approvals. Until such time, Stellent and Oracle will continue to operate independently. A series of communications will take place to inform you of next steps.

Q.            Will the Stellent leadership and employees be retained?

A.           Yes. The goal of this combination is to complement the offerings of Oracle. The acquisition of Stellent significantly increases Oracle’s commitment to the ECM market. Stellent’s employees will be an integral part of the ECM business within Oracle for the combined companies.

Q.            What will happen to the Stellent user conference?

A.           Existing and future Stellent customer relationships will continue to be a priority. Stellent’s user group conference in February is expected to continue as planned.

Q.            Where can I find out more information about the proposed Oracle and Stellent combination?

A.           For more information, please visit Oracle.com/Stellent or Stellent.com

The above is for informational purposes and may not be incorporated into a contract. IT IS NOT A COMMITMENT TO DELIVER ANY MATERIAL, CODE, OR FUNCTIONALITY, AND SHOULD NOT BE RELIED UPON IN MAKING PURCHASING DECISION. THE DEVELOPMENT, RELEASE, AND TIMING OF ANY FEATURES OR FUNCTIONALITY DESCRIBED FOR ORACLE’S PRODUCTS REMAINS AT

THE SOLE DISCRETION OF ORACLE. THE DEVELOPMENT, RELEASE, AND TIMING OF ANY FEATURES OR FUNCTIONALITY DESCRIBED FOR STELLENT’s PRODUCTS REMAINS AT THE SOLE DISCRETION OF STELLENT.This acquisition is subject to the satisfaction of a variety of conditions. Oracle is not affiliated with Stellent and Stellent is not affiliated with Oracle until the official close of the transaction.

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF STELLENT’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, STELLENT SHAREHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, STELLENT STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE.

Shareholders of Stellent are strongly encouraged to read the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Stellent when it becomes available because it will contain important information about the tender offer.  Investors may obtain the Solicitation/Recommendation Statement on Schedule 14D-9, and any other documents filed with the SEC for free at the SEC’s website, www.sec.gov.  Materials filed by Stellent may be obtained for free at Stellent’s website, www.stellent.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, particularly, those statements regarding the effects of the proposed merger, and those preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Oracle and Stellent as of today’s date, and Oracle does not assume any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Oracle, Stellent or the combined company and actual results may vary materially from the results and expectations expressed in, or implied by, these forward-looking statements. For instance, while Oracle and Stellent have signed an agreement for the proposed offer and merger, there is no assurance that they will successfully complete either the offer or the proposed merger. In the event the companies do not receive government approvals or any other conditions to closing are not satisfied, the merger agreement will terminate.